NEWS RELEASE
TSX: ELD NYSE: EGO	October 3, 2016

Q3 2016 Financial and Operational Results Release Date and Conference Call

Vancouver, BC – Eldorado Gold Corporation will release its Q3 2016 Financial and Operational Results after the market closes on Thursday October 27, 2016. Paul Wright, President and Chief Executive Officer of the Company, will host a conference call on Friday October 28, 2016 at 8:30 am PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details	Replay (available until November 11, 2016)

Date:	Friday October 28, 2016	Toronto: 416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free: 1 855 859 2056
Dial in:	647 427 7450	Pass code: 89716276
Toll free:	1 888 231 8191

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania, Serbia and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com